March 4, 2025

Wade Kodama
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
500 Office Road
Lahaina, HI 96761

       Re: Maui Land & Pineapple Company, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed March 28, 2024
           File No. 001-06510
Dear Wade Kodama:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction